MECHEL REPORTS THE 1H 2011 FINANCIAL RESULTS

Revenue amounted to $6.4 billion
Consolidated adjusted EBITDA amounted to $1.2 billion
Net income attributable to shareholders of Mechel OAO amounted to $501 million

Moscow, Russia – October 11, 2011 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, today announced financial results for the 1H 2011.

Yevgeny Mikhel, Mechel’s Chief Executive Officer, commented on the 2Q 2011 results: “The company was quite successful in this period. Despite a few difficulties we had to contend with early in the year, we concentrated on restoring production volumes in our mining segment while preserving high capacity utilization rates in steel and other segments. Our efforts were also directed to the implementation of the company’s ambitious investment program.

“As a result, in the second quarter we demonstrated a growth in mining volumes and sales of nearly all our products, which, when combined with fairly favorable market conditions, enabled us to improve the financial results of the previous period.”

Consolidated Results For The 1H 2011

US$ thousand	1H 2011	1H 2010	Change Y-on-Y
Revenue from external customers	6,406,944	4,331,284	47.9%

Intersegment sales	1,092,366	781,271	39.8%

Operating income	924,685	555,146	66.6%

Operating margin	14.43%	12.82%	-

Net income attributable to shareholders of Mechel OAO	501,022	120,820	314.7%

Adjusted EBITDA (1) (2)	1,179,174	786,142	50.0%

Adjusted EBITDA, margin (1)	18.40%	18.15%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

Consolidated Results For The 2Q 2011

US$ thousand	2Q 2011	1Q 2011	Change Q-on-Q
Revenue from external customers	3,472,453	2,934,491	18.3%

Intersegment sales	547,028	545,338	0.3%

Operating income	476,331	448,354	6.2%

Operating margin	13.72%	15.28%	-

Net income attributable to shareholders of Mechel OAO	191,906	309,116	-37.9%

Adjusted EBITDA (1) (2)	612,324	566,852	8.0%

Adjusted EBITDA, margin (1)	17.63%	19.32%

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

The net revenue in 2Q 2011 increased by 18.3% and amounted to $3.5 billion compared to $2.9 billion in 1Q 2011. The operating income rose by 6.2% and amounted to $476.3 million or 13.72% of the net revenue, compared to the operating income of $448.4 million or 15.28% of the net revenue in 1Q 2011.

In 2Q 2011, Mechel’s consolidated net income attributable to shareholders of Mechel OAO decreased by 37.9% to $191.9 million compared to the consolidated net income attributable to shareholders of Mechel OAO of $309.1 million in 1Q 2011.

The consolidated adjusted EBITDA in 2Q 2011 increased by 8.0% to $612.3 million, compared to $566.9 million in 1Q 2011. Depreciation, depletion and amortization in 2Q 2011 for the Company were $138.6 million, a decrease of 1.2% compared to $140.2 million in 1Q 2011.

Mining Segment Results For The 1H 2011

			Change
US$ thousand	1H 2011	1H 2010	Y-on-Y
Revenue from external customers	1,931,936	1,286,668	50.2%

Intersegment sales	537,452	386,642	39.0%

Operating income	766,511	468,673	63.5%

Net income attributable to shareholders of Mechel OAO	616,620	240,539	156.3%

Adjusted EBITDA(1) (2)	919,155	600,075	53.2%

Adjusted EBITDA, margin (3)	37.22%	35.86%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Results For The 2Q 2011

			Change
US$ thousand	2Q 2011	1Q 2011	Q-on-Q
Revenue from external customers	1,103,812	828,124	33.3%

Intersegment sales	277,192	260,260	6.5%

Operating income	474,455	292,056	62.5%

Net income attributable to shareholders of Mechel OAO	325,945	290,675	12.1%

Adjusted EBITDA(1) (2)	557,962	361,193	54.5%

Adjusted EBITDA, margin (3)	40.40%	33.19%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales

Mining Segment Output and Sales For The 2Q 2011

Production:

	2Q 2011,	1Q 2011, thousand	2Q 2011 vs. 1Q
Product name	thousand tonnes	tonnes	2011, %
Coal (run-of-mine)	6,547.6	5,985.1	9%

Product Sales:

	2Q 2011,	1Q 2011, thousand	2Q 2011 vs. 1Q
Product name	thousand tonnes	tonnes	2011, %
Coking coal concentrate	2,506.9	1,963.3	28%

PCI	595.6	135.5	340%

Anthracites	538.1	476.3	13%

Steam coal	1,554.7	1,773.0	-12%

Iron ore concentrate	1,193.8	1,048.2	14%

Including iron ore concentrate supplied to Mechel enterprises	463.0	459.0	1%

Coke	811.9	879.6	-8%

Including coke supplied to Mechel enterprises	543.3	573.1	-5%

Mining segment’s revenue from external customers in 2Q 2011 totaled $1.1 billion, or 31.8% of the consolidated net revenue, an increase of 33.3% over net segment’s revenue from external customers of $828.1 million, or 28.2% of the consolidated net revenue in 1Q 2011.

The operating income in the mining segment in 2Q 2011 increased by 62.5% to $474.5 million, or 34.4% of total segment’s revenue, compared to the operating income of $292.1 million, or 26.8% of total segment revenue for the 1Q 2011. The adjusted EBITDA in the mining segment in 2Q 2011 went up by 54.5% and amounted to $558.0 million compared to segment’s adjusted EBITDA of $361.2 million in 1Q 2011. The adjusted EBITDA margin for the mining segment in 2Q 2011 was 40.4% compared to 33.2% in 1Q 2011. Depreciation, depletion and amortization in the mining segment amounted to $79.2 million which is 4.6% less than $83.0 million in 1Q 2011.

Chief Executive Officer of Mechel Mining Management Company Boris Nikishichev commented on the mining segment operating results: “The segment’s second-quarter results noticeably improved on the first quarter’s results on all points. We increased volumes of coal mining and concentrate production, while cutting down on mining costs in most of our assets, increased sales. This reflected in the improvement of our financial results. For example, EBITDA in the 2nd quarter grew by over 50% compared to the 1st quarter.

“The chief factors that had a positive impact on our work’s results in this quarter were restoring our mining and coal processing volumes on Yakutugol, planned production growth on the other facilities, and improving conditions on the coal and iron ore market.

“Our success in implementing strategic investment projects must also be noted. Active work on constructing Elga Coal Complex and its railway link allowed us to begin mining at the open pit and ship first coal to our customers as early as in August.”

Steel Segment Results For The 1H 2011

			Change
US$ thousand	1H 2011	1H 2010	Y-on-Y
Revenue from external customers	3,817,400	2,483,858	53.7%

Intersegment sales	163,797	108,464	51.0%

Operating income	162,371	101,758	59.6%

Net income / (loss) attributable to shareholders of Mechel OAO	(56,254)	3,821	-1,572.2%

Adjusted EBITDA (1) (2)	215,215	154,312	39.5%

Adjusted EBITDA, margin (3)	5.41%	5.95%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Results For The 2Q 2011

			Change
US$ thousand	2Q 2011	1Q 2011	Q-on-Q
Revenue from external customers	2,060,278	1,757,122	17.3%

Intersegment sales	74,846	88,951	-15.9%

Operating income	36,779	125,592	-70.7%

Net income / (loss) attributable to shareholders of Mechel OAO	(71,435)	15,181	-570.6%

Adjusted EBITDA (1) (2)	65,412	149,803	-56.3%

Adjusted EBITDA, margin (3)	3.06%	8.11%	-

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output and Sales For The 2Q 2011

Production:

	2Q 2011,	1Q 2011, thousand	2Q 2011 vs. 1Q
Product name	thousand tonnes	tonnes	2011, %
Pig iron	824.2	1,013.2	-19%

Steel	1,420.8	1,588.4	-11%

Product Sales:

	2Q 2011,	1Q 2011, thousand	2Q 2011 vs. 1Q
Product name	thousand tonnes	tonnes	2011, %
Flat products	167.5	205.5	-18%

Including those produced by third parties	19.4	24.1	-20%

Long products	1,158.1	897.1	29%

Including those produced by third parties	63.8	62.3	2%

Billets	730.0	682.2	7%

Including those produced by third parties	146.3	112.6	30%

Hardware and welded mesh	247.5	209.7	18%

Including those produced by third parties	6.6	4.7	40%

Forgings	20.9	20.7	1%

Stampings	31.9	27.0	18%

Mechel’s steel segment’s revenue from external customers in 2Q 2011 amounted to $2.1 billion, or 59.3% of the consolidated net revenue, an increase of 17.3% over the net segment’s revenue from external customers of $1.8 billion, or 59.9% of consolidated net revenue, in the 1Q 2011.

In 2Q 2011, the steel segment’s operating income decreased by 70.7% and totaled $36.8 million, or 1.7% of total segment’s revenue, versus the operating income of $125.6 million, or 6.8% of total segment’s revenue, in 1Q 2011. The adjusted EBITDA in the steel segment in 1H 2011 decreased by 56.3% and amounted to $65.4 million, compared to the adjusted EBITDA of $149.8 million in 1Q 2011. The adjusted EBITDA margin of the steel segment was 3.06% for the 2Q 2011, versus the adjusted EBITDA margin of 8.11% in 1Q 2011. Depreciation and amortization in steel segment rose by 11.3% from $29.1 million in 1Q 2011 to $32.4 million in 2Q 2011.

Commenting on the results of the steel segment Andrey Deineko, Chief Executive Officer of Mechel-Steel Management Company, noted: “In the second quarter we managed to retain a high workload and used the period of rising prices for construction products to increase sales of our key products — rebar and hardware, by 46% and 12% respectively. We made full use of our expansive Mechel Service Global sales network, which allowed us to stock our warehouses to the maximum in the first quarter for efficient sales in the second quarter, which is a traditional high season for steel products.

“Nevertheless, I must note that the situation in the steel market was not so favorable in the second quarter. We had to deal with growing prices for raw materials, which were not compensated by the growth of steel prices. Scheduled repairs of the furnace #5 at our largest asset, Chelyabinsk Metallurgical Plant, provided additional pressure on production costs and the division’s final financial results in the second quarter.

“We continue to consistently implement our investment program aimed at upgrading our production facilities and making the steel segment more efficient. For example, the investment project on Izhstal’s modernization overhaul is nearly complete. After launching a new electric arc furnace, an out-of-furnace steel processing complex and a concaster, in August we made the warm launch of the mill and are currently holding tests. Construction of the universal rolling mill at Chelyabinsk Metallurgical Plant is also going along actively.”

Ferroalloys Segment Results For The 1H 2011

			Change
US$ thousand	1H 2011	1H 2010	Y-on-Y
Revenue from external customers	255,653	227,539	12.4%

Intersegment sales	123,365	77,125	60.0%

Operating income	10,774	4,719	128.3%

Net loss attributable to shareholders of Mechel OAO	(22,746)	(91,842)	75.2%

Adjusted EBITDA (1) (2)	54,323	41,563	30.7%

Adjusted EBITDA, margin (3)	14.33%	13.64%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Results For The 2Q 2011

			Change
US$ thousand	2Q 2011	1Q 2011	Q-on-Q
Revenue from external customers	131,519	124,134	5.9%

Intersegment sales	70,700	52,665	34.2%

Operating income / (loss)	(1,085)	11,859	-109.1%

Net loss attributable to shareholders of Mechel OAO	(20,499)	(2,247)	-812.3%

Adjusted EBITDA (1) (2)	19,217	35,106	-45.3%

Adjusted EBITDA, margin (3)	9.50%	19.86%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output and Sales For The 2Q 2011

Product Sales:

	2Q 2011,	1Q 2011, thousand	2Q 2011 vs. 1Q
Product name	thousand tonnes	tonnes	2011, %
Nickel	4.6	3.8	21%

Including nickel supplied to Mechel enterprises	1.8	1.2	50%

Ferrosilicon	22.1	24.1	-8%

Including ferrosilicon supplied to Mechel enterprises	7.4	7.0	6%

Chrome	14.8	11.3	31%

Including chrome supplied to Mechel enterprises	4.6	3.3	39%

Ferroalloys segment’s revenue from external customers in the 2Q 2011 amounted to $131.5 million, or 3.8% of the consolidated net revenue, an increase of 5.9% compared with the segment’s revenue from external customers of $124.1 million or 4.2% of the consolidated net revenue, in 1Q 2011.

In 2Q 2011, the operating loss in the ferroalloys segment totaled $1.1 million, or -0.5% of total segment’s revenue, decreasing by 109.1% versus operating income of $11.9 million, or 6.7% of total segment’s revenue, in 1Q 2011. The adjusted EBITDA in the ferroalloys segment in 2Q 2011 decreased by 45.3% and amounted $19.2 million, compared to segment’s adjusted EBITDA of $35.1 million in 1Q 2011. The adjusted EBITDA margin of the ferroalloys segment comprised 9.5% in 2Q 2011 compared to the adjusted EBITDA margin of 19.9% in 1Q 2011. Ferroalloys segment’s depreciation, depletion and amortization in 2Q 2011 were $21.7 million, a decrease of 3.1% over $22.4 million in 1Q 2011.

Gennadiy Ovchinnikov, Chief Executive Officer of Mechel Ferroalloys Management Company, noted: “Every quarter the ferroalloys division demonstrates stable production results for nickel and ferrosilicon while increasing production of ferrochrome. In this year’s second quarter ferrochrome production grew by 10%, while sales went up by 30%.

“We continue to implement the modernization program for the segment’s facilities. We are about to launch an experimental constant current furnace on Southern Urals Nickel Plant, as part of mastering the technology of electric smelting of nickel ore. If the experimental furnace yields successful tests, the new technology will enable us to increase nickel production while cutting costs. Tikhvin Ferroalloys Plant is shortly due to launch a workshop producing chrome bales. This technology will also allow us to increase production of chrome and make the plant ecologically safer. Bratsk Ferroalloys Plant, which produces ferrosilicon, is due to re-launch the furnace #4 after reconstruction.
Implementation of all these projects will allow us to cut costs and increase production volumes.”

Power Segment Results for The 1H 2011

			Change
US$ thousand	1H 2011	1H 2010	Y-on-Y
Revenue from external customers	401,955	333,219	20.6%

Intersegment sales	267,752	209,040	28.1%

Operating income	33,359	16,912	97.3%

Net income attributable to shareholders of Mechel OAO	13,473	5,218	158.2%

Adjusted EBITDA (1) (2)	40,552	27,107	49.6%

Adjusted EBITDA, margin(3)	6.06%	5.00%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Results for The 2Q 2011

			Change
US$ thousand	2Q 2011	1Q 2011	Q-on-Q
Revenue from external customers	176,845	225,110	-21.4%

Intersegment sales	124,290	143,462	-13.4%

Operating income	(176)	33,535	-100.5%

Net income attributable to shareholders of Mechel OAO	(6,721)	20,194	-133.3%

Adjusted EBITDA (1) (2)	5,115	35,437	-85.6%

Adjusted EBITDA, margin(3)	1.70%	9,61%	—

(1)	See Attachment A.

(2)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output and Sales For The 2Q 2011

	2Q 2011,	1Q 2011, thousand	2Q 2011 vs. 1Q
Product name	thousand tonnes	tonnes	2011, %
Electric power generation (ths. kWh)	967,107.4	1,150,317.6	-16%

Heat power generation (Gcal)	1,236,383.7	2,704,464.3	-54%

Mechel’s power segment’s revenue from external customers in 2Q 2011 comprised $176.8 million, or 5.1% of consolidated net revenue, a decrease of 21.4% compared with the segment’s revenue from external customers of $225.1 million or 7.7% of consolidated net revenue in 1Q 2011.

The operating loss in the power segment in 2Q 2011 amounted to $0.2 million, or -0.1% of the total segment’s revenue in the same period, a decrease of 100.5% compared to the operating income of $33.5 million, or 9.10% of the total segment’s revenue, in 1Q 2011. The adjusted EBITDA in the power segment in 2Q 2011 went down by 85.6% totaling $5.1 million, compared to the adjusted EBITDA of $35.4 million in 1Q 2011. The adjusted EBITDA margin for the power segment in 2Q 2011 amounted to 1.7% compared to 9.6% in 1QH 2011. Depreciation and amortization in power segment in 2Q 2011 decreased by 7.20% comparing with the 1Q 2011 from $5.70 million to $5.29 million.

Anatoly Merzlyakov, Chief Executive Officer of Mechel Energo, noted: “In the power segment, the second quarter was marked with a seasonal decrease of generating and selling heat and electricity, which had its effect on the financial results.

“At the same time, we traditionally used this year’s warm period to the maximum to make scheduled repairs, upgrade equipment and prepare our generating facilities for the fall-winter full load, when the division’s production and financial results are expected to improve notably.”

Recent Highlights

•	In August 2011, Mechel announced the signing of a three-party contract between Mecheltrans Vostok OOO, Sinara-Transport Machines OAO, and VTB Leasing OAO for development, production and delivery of TEM-8 type locomotives. The contract stipulates that in 2012-2014 Lyudinovsky Diesel-Locomotive Building Works (part of Sinara-Transport Machines OAO) will deliver 18 single-sectional eight-axle TEM-8 locomotives to Mecheltrans Vostok OOO.

•	In August 2011, Mechel announced a JORC summary of its ore reserves and mineral resources. Based on the review prepared by IMC Group Consulting Ltd., the total JORC Equivalent Coal Ore Reserves and Resources as of May 1, 2011 were 3,271 million tonnes and 4,373 million tonnes, respectively, while total JORC Equivalent Iron Ore Reserves and Resources as of May 1, 2011 were 267 million tonnes and 427 million tonnes, respectively.

•	In August 2011, Mechel announced the launch of the new converter # 2 in Chelyabinsk Metallurgical Plant’s oxygen-converter shop. Replacement of the converter #2 is the first stage in the complex reconstruction program for Chelyabinsk Metallurgical Plant’s oxygen converter shop.

•	In August 2011, Mechel announced achieving highest monthly production results at the Nerungrinskaya processing plant of Yakutugol Holding Company OAO and that Sakha Republic’s Agency for Use of Mineral Resources gave permission to launch the first stage of the open pit development at the Elga deposit. Separately, construction of the Ulak-Elga railway link was completed up to the 209 km point ahead of schedule.

•	In September 2011, Mechel announced the creation of Mechel Somani Carbon Private Limited, India, set up jointly with India’s Somani Group. The joint venture will handle distribution of metallurgical coals on the Indian market. The project’s distribution area will be located on India’s east coast, 20 kilometers from India’s major port of Vizag, in an industrially developed region.

•	In September 2011, Mechel announced the first results of mining in Yakutugol Holding Company OAO’s Elga Coal Complex. In accordance with plans announced earlier, mining at the Elga deposit started in August. The Elginsky open pit yielded some 21,000 tonnes of coal in less than a month. The start of the mining process was timed to the commissioning of the Ulak-Elga railway from point 1 to the 209-kilometer point, with the railway planned to be fully completed in December 2011.

•	In September 2011, Mechel announced record coal transshipment results achieved by Trade Port Posiet OAO in August. In August, Trade Port Posiet OAO loaded 26 cargo ships with a total of 509,000 tonnes of coal products, which is the best monthly result in the port’s history. The record was achieved due to improvements in the port’s technical support made within the framework of the large-scale modernization program scheduled to be completed by the end of 2012.

•	In September 2011, Mechel announced the signing of a strategic partnership memorandum with SAP AG, the world’s leading supplier of business management software solutions. The document provides for the gradual implementation of SAP software solutions, based on specialized industry packages in Mechel’s mining, steel and sales divisions. The two sides also decided to jointly implement the Enterprise Resource Planning (ERP) project in all of Mechel’s sales network business units.

•	In October 2011, Mechel announced establishing its official representative office in Minsk, the Republic of Belarus. Mechel OAO’s representative office will provide support to the company’s business interests in Belarus, maintain contact with governmental authorities, arrange meetings with representatives of the local business community, search for new partners and ensure informational support for the company’s activities in Belarus.

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the 1H 2011 amounted to $769.5 million, of which $562.4 million was invested in the mining segment, $174.6 million was invested in the steel segment, $18.7 million was invested in the ferroalloy segment and $13.8 million was invested in the power segment.

As of June 30, 2011 total debt was at $8.9 billion. Cash and cash equivalents amounted to $356.2 million and net debt amounted to $8.6 billion (net debt is defined as total debt outstanding less cash and cash equivalents) at end of 2Q 2011.

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Vladislav Zlenko
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
vladislav.zlenko@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 1H 2011 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain/(loss), Gain/(loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Amount attributable to non-controlling interests and Income taxes. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousand	1H 2011	1H 2010

Net income	501,022	120,820

Add:
Depreciation, depletion and amortization Forex loss / (gain)	278,791	240,563
Loss from remeasurement of contingent liabilities at	(164,209)	73,064
fair value	856	792
Interest expense	290,966	290,016
Interest income	(7,029)	(9,683)
Net result on the disposal of non-current assets	(5,388)	4,567
Amount attributable to non-controlling interests	46,551	544
Income taxes	237,614	65,459

Consolidated adjusted EBITDA	1,179,174	786,142

US$ thousand	2Q 2011	1Q 2011
Net income	191,906	309,116

Add:	138,583	140,209
Depreciation, depletion and amortization	(11,240)	(152,968)
Forex gain	434	421
Loss from remeasurement of contingent liabilities at	150,646	140,320
fair value	(2,723)	(4,306)
Interest expense	1,284	(6,671)
Interest income	17,119	29,432
Net result on the disposal of non-current assets	126,315	111,299
Amount attributable to non-controlling interests Income taxes

Consolidated adjusted EBITDA	612,324	566,852

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	1H 2011	1H 2010
Revenue, net	6,406,944	4,331,284

Adjusted EBITDA	1,179,174	786,142

Adjusted EBITDA, margin	18.40%	18.15%

US$ thousand	2Q 2011	1Q 2011
Revenue, net	3,472,453	2,934,491

Adjusted EBITDA	612,324	566,852

Adjusted EBITDA, margin	17.63%	19.32%

Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	June 30,
	2011	December 31, 2010
(unaudited)

ASSETS
Cash and cash equivalents	$356,180	$340,800
Accounts receivable, net of allowance for doubtful accounts of $57,392 as of June 30, 2011 and $52,785 as of December 31, 2010	888,252	529,107
Due from related parties	827,103	682,342
Inventories	2,454,785	1,866,626
Deferred income taxes	31,304	34,480
Prepayments and other current assets	877,173	737,651

Total current assets	5,434,797	4,191,006
Long-term investments in related parties	8,931	8,764
Other long-term investments	15,298	14,624
Property, plant and equipment, net	6,666,022	5,413,086
Mineral licenses, net	5,037,077	4,971,728
Other non-current assets	214,875	178,471
Deferred income taxes	17,586	9,564
Goodwill	1,072,570	988,785

Total assets	$18,467,156	$15,776,028

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	$2,062,113	$2,077,809
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	852,760	647,033
Advances received	182,634	243,069
Accrued expenses and other current liabilities	324,330	264,746
Taxes and social charges payable	298,765	244,782
Unrecognized income tax benefits	1,938	4,266
Due to related parties	257,072	96,694
Asset retirement obligation, current portion	7,150	7,004
Deferred income taxes	36,607	28,276
Pension obligations, current portion	37,447	34,596
Dividends payable	208,854	1,639
Finance lease liabilities, current portion	84,283	49,665

Total current liabilities	4,353,953	3,699,579
Long-term debt, net of current portion	6,496,550	5,240,620
Asset retirement obligations, net of current portion	54,282	49,216
Pension obligations, net of current portion	167,891	153,472
Deferred income taxes	1,576,885	1,516,422
Finance lease liabilities, net of current portion	276,399	130,367
Other long-term liabilities	37,027	35,341
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of June 30, 2011 and December 31, 2010)	133,507	133,507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of June 30, 2011 and December 31, 2010)	25,314	25,314
Additional paid-in capital	846,447	847,137
Accumulated other comprehensive loss	(17,421)	(200,983)
Retained earnings	4,115,233	3,822,861

Equity attributable to shareholders of Mechel OAO	5,103,080	4,627,836
Noncontrolling interests	401,089	323,175

Total equity	5,504,169	4,951,011

Total liabilities and equity	$18,467,156	$15,776,028

Condensed Consolidated Statements of Income and
Comprehensive Income
(in thousands of U.S. dollars)	For 6 months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $508,330 and $243,153 during six months 2011 and 2010, respectively)	$6,406,944	$4,331,284
Cost of goods sold (including related party amounts of $993,347 and $462,910 during six months 2011 and 2010, respectively)	(4,201,340)	(2,759,318)

Gross profit	2,205,604	1,571,966
Selling, distribution and operating expenses:
Selling and distribution expenses	(874,161)	(663,533)
Taxes other than income tax	(63,798)	(59,223)
Accretion expense	(3,445)	(3,304)
Loss on write-off of property, plant and equipment	(2,814)	(4,880)
Allowance for doubtful accounts	(4,565)	(38,843)
General, administrative and other operating expenses, net	(332,136)	(247,037)

Total selling, distribution and operating expenses	(1,280,919)	(1,016,820)

Operating income	924,685	555,146
Other income and (expense):
Income from equity investments	129	1,227
Interest income	7,029	9,683
Interest expense	(290,966)	(290,016)
Foreign exchange gain (loss)	164,209	(73,064)
Other (expenses) income, net	(19,899)	(16,153)

Total other income and (expense), net	(139,498)	(368,323)

Income before income tax and noncontrolling interest	785,187	186,823
Income tax expense	(237,614)	(65,459)

Net income	547,573	121,364

Less: Net income attributable to noncontrolling interests	(46,551)	(544)

Net income attributable to shareholders of Mechel OAO	$501,022	$120,820
Less: Dividends on preferred shares	(78,281)	(8,780)
Net income attributable to common shareholders of Mechel OAO	422,741	112,040

Net income	547,573	121,364
Currency translation adjustment	212,332	(67,868)
Change in pension benefit obligation	2,314	(4,790)
Adjustment of available-for-sale securities	(315)	4,021

Comprehensive income	761,904	52,727

Comprehensive (income) loss attributable to noncontrolling interests	(77,320)	8,345
Comprehensive income attributable to shareholders of Mechel OAO	684,584	61,072

Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	6 months ended June 30,
	2011	2010
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income attributable to shareholders of Mechel OAO	501,022	120,820
Net income attributable to noncontrolling interests	46,551	544

Net income	$547,573	$121,364
Adjustments to reconcile net income to net cash used by operating activities:

Depreciation	186,582	174,297
Depletion and amortization	92,209	66,266
Foreign exchange (gain) loss	(164,209)	73,064
Deferred income taxes	21,225	1,633
Allowance for doubtful accounts	4,565	38,843
Change in inventory reserves	(2,854)	(23,228)
Accretion expense	3,445	3,304
Revision in asset retirement obligations	(2,751)	(1,356)
Loss on write-off of property, plant and equipment	2,814	4,880
Change in undistributed earnings of equity investments	(129)	(1,227)
Non-cash interest on long-term tax and pension liabilities	6,871	7,501
Gain on sale of property, plant and equipment	(6,198)	(200)
Gain on sale of investments	(2)	(1,281)
Gain on accounts payable with expired legal term	(2,081)	(675)
Amortization of loan origination fee	30,143	16,357
Loss resulting from accretion and remeasurement of contingent obligation	856	793
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	3,545	6,163
Changes in working capital items, net of effects from acquisition of new subsidiaries:

Accounts receivable	(329,930)	(180,098)
Inventories	(456,605)	(333,679)
Trade payable to vendors of goods and services	88,714	17,127
Advances received	(72,300)	7,514
Accrued taxes and other liabilities	62,730	30,940
Settlements with related parties	27,195	(194,319)
Other current assets	(72,501)	(85,183)
Advanced payments to non-state pension funds	—	(1,173)
Unrecognized income tax benefits	(2,426)	(3,227)
Net cash used in operating activities	(33,519)	(255,600)

Cash Flows from Investing Activities
Acquisition of NerungriBank, less cash acquired	—	13,059
Acquisition of SC Donau Commodities SRL and Laminorul, less cash acquired	—	(9,671)
Acquisition of Ramatex, less cash acquired	—	(2,640)
Acquisition of other subsidiaries, less cash acquired	—	(2,448)
Proceeds from asset trust management	—	7,197
Proceeds from disposal of non-marketable securities	—	9,404
Short-term loans issued and other investments	(252,068)	(159,470)
Proceeds from short-term loans issued	211,807	142,694
Prepayment for the participation in auction	(10,480)	-
Proceeds from disposals of property, plant and equipment	11,974	4,253
Purchases of mineral licenses	(11,307)	(204)
Purchases of property, plant and equipment	(758,195)	(507,991)
Net cash used in investing activities	(808,269)	(505,817)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	1,390,468	1,062,973
Repayment of short-term borrowings	(2,062,179)	(975,822)
Proceeds from long-term debt	1,626,314	613,375
Repayment of long-term debt	(101,591)	(39,824)
Acquisition of noncontrolling interests in subsidiaries	(96)	(17,643)
Sale leaseback proceeds	13,692	-
Repayment of obligations under finance lease	(40,246)	(35,554)
Net cash provided by financing activities	826,362	607,505

Effect of exchange rate changes on cash and cash equivalents	30,806	12,873
Net increase (decrease) in cash and cash equivalents	15,380	(141,039)

Cash and cash equivalents at beginning of period	340,800	414,696
Cash and cash equivalents at end of period	$356,180	$273,657